UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-41225

VIZSLA SILVER CORP.
(Translation of registrant's name into English)

Suite 700, 1090 West Georgia Street
Vancouver, British Columbia V6E 3V7 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [   ]           Form 40-F [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Explanatory Note.

This Amendment No. 1 on Form 6-K/A (the “Amendment”) amends the Form 6-K originally filed by Vizsla Silver Corp. (the “Company”) on March 11, 2022 (the “Original Form 6-K”). The purpose of this Amendment is to refile in its entity: (i) Exhibit 99.2, Management Discussion and Analysis for the Nine Months Ended January 31, 2022, (ii) Exhibit 99.3, Form 52-109F2R - Certification of Refiled Interim Filings  - CEO and (iii) Exhibit 99.4, Form 52-109F2R - Certification of Refiled Interim Filings  - CFO.  Except as provided herein, the other disclosures made, and exhibits filed in the Original Form 6-K remain unchanged.

Exhibits

Exhibit	Description

99.1*	Condensed Consolidated Interim Financial Statements for the Nine Months Ended January 31, 2022

99.2	Management Discussion and Analysis for the Nine Months Ended January 31, 2022

99.3	Form 52-109F2R - Certification of Refiled Interim Filings - CEO

99.4	Form 52-109F2R - Certification of Refiled Interim Filings - CFO

* As previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIZSLA SILVER CORP.
(Registrant)

Date: March 17, 2022	By:	/s/ Michael Konnert

Michael Konnert
	Title:	Chief Executive Officer